SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 12 October, 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Total Voting Rights dated 28 September 2007
99.2	Transaction in Own Shares dated 28 September 2007
99.3	Director/PDMR Shareholding dated 01 October 2007
99.4	Transaction in Own Shares dated 03 October 2007
99.5	Transaction in Own Shares dated 04 October 2007
99.6	Transaction in Own Shares dated 05 October 2007
99.7	Director/PDMR Shareholding dated 08 October 2007

99.1

                       InterContinental Hotels Group PLC
                      Transparency Directive Announcement

Date of Notification
28 September 2007

InterContinental Hotels Group PLC - Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental
Hotels Group PLC would like to notify the market of the following:

As at 28 September 2007, InterContinental Hotels Group PLC's issued capital consists of 297,363,021 ordinary shares with voting rights.  The Company does not hold any shares in Treasury.

The above figure, 297,363,021, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels
Group PLC under the FSA's Disclosure and Transparency Rules.

Footnote:

Under its current share buyback programme, InterContinental Hotels Group PLC has bought back 250,000 shares for cancellation on 25 September 2007.  Under the terms of settlement (3 working days) the company expects these shares to be cancelled by the close of business on 28 September 2007.

99.2

28 September 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 127,336 of its ordinary shares at a price of 954.328171p per share.

99.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

INTERCONTINENTAL HOTELS GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R);

(ii) a disclosure made in accordance with section LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ROBERT CRAIG LARSON,  NON-EXECUTIVE DIRECTOR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HELD IN TRUST FOR ROBERT CRAIG LARSON AND MRS BONNIE LARSON (WIFE)

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL INTEREST

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF  13 29/47p IN THE FORM OF AMERICAN DEPOSITARY RECEIPTS

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

LARSON YARBORO REVOCABLE TRUST

8 State the nature of the transaction

PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

4.500 ADRs

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NEGLIGIBLE

11. Number of shares, debentures or financial instruments relating to shares disposed

NOT APPLICABLE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NOT APPLICABLE

13. Price per share or value of transaction

(a) 3,500 ADRs purchased at US$ 19.2643 per ADR
(b) 1,000 ADRs purchased at US$ 19.833 per ADR

14. Date and place of transaction

(a) 27 September 2007 - USA
(b) 28 September 2007 - USA

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,269 ADRs  (NEGLIGIBLE %)

16. Date issuer informed of transaction

1 OCTOBER 2007

17. Any additional information

NONE

18. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett,  Head of Secretariat

Date of notification
1 October 2007

99.4

3 October 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 61,889 of its ordinary shares at a price of 1016.165926p per share.

99.5

4 October 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares at a price of 1025.28192p per share.

99.6

5 October 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 111,899 of its ordinary shares at a price of 1013.652222p per share.

99.7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R);

(ii) a disclosure made in accordance with section LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

A transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

DAVID WEBSTER, DIRECTOR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSONAL INTEREST

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 13 29/47 p

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVID WEBSTER

8 State the nature of the transaction

PURCHASE OF SHARES ON 5 OCTOBER 2007 UNDER COMPANY'S DIVIDEND REINVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

175

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NEGLIGIBLE

11. Number of shares, debentures or financial instruments relating to shares disposed

NOT APPLICABLE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NOT APPLICABLE

13. Price per share or value of transaction

£10.160 PER SHARE

14. Date and place of transaction

5 OCTOBER 2007, UNITED KINGDOM

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

31,938

16. Date issuer informed of transaction

8 OCTOBER 2007

17. Any additional information

NONE

18. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett, Head of Secretariat

Date of notification
8 OCTOBER 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	12 October 2007